Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at the

JPMorgan Global Technology, Media and Telecom Conference

Held on May 18, 2009

Unidentified Audience Member Analyst

Can you talk about what you think the appropriate leverage ratio is for DIRECTV post-merger, and whether or not we should look at Liberty Global as the appropriate model?

Gregory B. Maffei  - Liberty Media Corporation - President & CEO

I think that you’re constrained, whether you like it or not, probably by what effectively the cost of leverage, say, i.e., that there is more reason to think being investment grade or close to investment grade are more worthwhile. I think Chase and his team have been thinking a lot about what the right number is, and I think Liberty would be fully endorsed — the idea that there is likely to be less leverage, and it makes sense to be less leveraged in the near-term here than many companies, including probably Liberty Global. We are — you look at what DIRECTV — where it sits today, net leverage is under one times .6 or something. Post the transaction, it’s still going to be just over — net leverage will be over just one times. It’s very underleveraged, even by relatively conservative standards. And I think if you set a — from Liberty’s perspective — a ratio of two or three times, it would still — let’s just call it two times — it would still give you plenty of room to do share of purchase or even transactions.

Unidentified Audience Member Analyst

Just with respect to the last question, so can you comment on how you’re thinking about the 2 billion of share authorized repurchase at DIRECTV? And I guess you have a window at which you have to access that.

Gregory B. Maffei  - Liberty Media Corporation - President & CEO

Well, you’re asking about the windows related to tax rulings and the like. So there’s a period here before proxies and prospectuses on the shares to be issued or produced, and I think Direct is free to buy as it chooses. Obviously, there are limitations within trading ranges that are normal just the way they’ve been operating them before. The period after that — those proxies have been produced through the close, they may be limited in what they can buy, or may by prevented altogether. And then after the close, there may be limitations based for some period of time around more as trust considerations. I believe that DIRECTV is working and Liberty is helping them think about, with the tax ruling, to ensure that we can purchase shares after the deal closes on the basis that we don’t know whether they’re being purchased from Liberty shareholders or DIRECTV shareholders. So there’s no reason to think we’re disadvantageously reducing the Liberty share count and taking us under potentially 50.1%. We do have some cushion to begin with, so that would give you some level of confidence; and those restrictions drop way off over time. I think in line, though, with what we’re saying, DIRECTV is going to produce over $2 billion a year of free cash flow. It’s relatively underleveraged. That share authorization was supported by the entire board, including Liberty, and we think DIRECTV is attractive at these prices and it ought to be repurchasing as much stock as it can within the limitations of that debt coverage and what’s allowed under the tax rulings.

Unidentified Audience Member Analyst

So with regards to optimizing the debt structure and fulfilling the reverse mortgage trust, it sounds like you think it’s a more prudent decision to wait until after the merger is closed?

Gregory B. Maffei  - Liberty Media Corporation - President & CEO

No, I think — no, no, I think you’ll be buying — I think you’ll see DIRECTV buying through the period that the prospectus is released — proxies are released — and then looking for comfort in the rulings about what they can do after the fact.

***

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about business strategies, market potential and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group and the proposed related business combination with DIRECTV. These forward looking statements speak only as of the date of this conference, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DIRECTV, including each’s most recent Form 10-K and Form 10-Q for additional information about the risks and uncertainties related to Liberty’s and DIRECTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty Media tracking stocks.  The offer and sale of shares in the proposed split-off and the proposed related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements to be filed with the SEC, including the proxy statement/prospectuses to be contained therein, because they will contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.